SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

LONG TERM ACCUMULATION RIDER

This rider is part of the Certificate to which it attaches and is effective as of the Certificate Date, unless another date is specified in Section 1 of the Certificate.  It is part of, and subject to, the other terms and conditions of the Certificate.  If the terms of this rider and the Certificate conflict, this rider’s provisions will control.

Benefit
This rider provides that We will waive the surrender charges under the Certificate and pay an Asset Credit as described below.

Definitions

Asset Credit Date
The Certificate Anniversary as shown in Section 1 of the Certificate when Asset Credits may begin to be paid into the Certificate.

General

Asset Credit
Beginning on the Asset Credit Date and each Certificate Anniversary thereafter, we will increase the Account Value by any applicable Asset Credit. On such dates, the amount of the Asset Credit, if any, is calculated as a percentage of the Account Value less Certificate Debt.

Asset Credits will be allocated to the Fixed Account and/or the Variable Sub-Accounts of the Certificate at the same percentages as the Account Value is allocated among the Fixed Account and/or the Variable Sub-Accounts on the Asset Credit Date and each Certificate Anniversary thereafter.

Surrender Charges
This rider provides that no surrender charge will apply if:
1.  the Certificate is surrendered for its Cash Surrender Value, and
2.  if any decrease in Specified Face Amount occurs.

Termination
This rider will terminate upon termination of the Certificate.

[Missing Graphic Reference]
[Robert C. Salipante], [President]

        MVUL-LTAR-2007-GC ~~-GC~~  NY~~GCC~~